                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


For the fiscal year ended December 31, 1998

Registration number 33-63707

         A.  Full title of the plan:

            THE GILLETTE COMPANY SAVINGS PLAN FOR ARROWPARK EMPLOYEES

         B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              The Gillette Company
                            Prudential Tower Building
                                Boston, MA 02199

FINANCIAL STATEMENTS OF THE GILLETTE COMPANY SAVINGS PLAN FOR ARROWPARK
EMPLOYEES


         The following audited financial statements with independent auditors' report thereon are enclosed with this report:

                  1. Statements of Net Assets Available for Plan Benefits as of December 31, 1998 and 1997.

                  2. Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the two -year period ended December 31, 1998.


EXHIBIT



         23.2     Independent Auditor's Consent


                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Advisory Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                             THE GILLETTE COMPANY SAVINGS
                                             PLAN FOR ARROWPARK EMPLOYEES



                                        By   ROBERT E. DICENSO
                                             Robert E. DiCenso

Date: June 29, 1999

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                              Financial Statements

                           December 31, 1998 and 1997

                    With Independent Auditors' Report Thereon

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES



                                TABLE OF CONTENTS



                                                                            PAGE
Independent Auditors' Report                                                   1

Statements of Net Assets Available for Plan Benefits                           2

Statements of Changes in Net Assets Available for Plan Benefits              3-4

Notes to Financial Statements                                               5-11


Note: Supplemental schedules required by the Employee Retirement Income Security Act of 1974, as amended (ERISA), have not been included due to their inclusion in master trust information filed with the Department of Labor of The Gillette Company Savings Plan Trust.

                          INDEPENDENT AUDITORS' REPORT


The Savings Plan Committee
The Gillette Company Savings Plan for Arrow Park Employees:


We have audited the statements of net assets available for plan benefits of The Gillette Company Savings Plan for Arrow Park Employees as of December 31, 1998 and 1997 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of The Gillette Company Savings Plan for Arrow Park Employees as of December 31, 1998 and 1997 and the changes in net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The Fund Information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The Fund Information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




May 21, 1999

                        THE GILLETTE COMPANY SAVINGS PLAN
                             FOR ARROW PARK EMPLOYEES

               Statements of Net Assets Available for Plan Benefits

                            December 31, 1998 and 1997




                                                                    1998              1997
                                                                -----------         ---------
Assets:
    Investment in the Savings Plan Trust                        $11,500,182         9,490,518
                                                                -----------         ---------

                   Net assets available for plan benefits       $11,500,182         9,490,518
                                                                ===========         =========




See accompanying notes to financial statements.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

        Statements of Changes in Net Assets Available for Plan Benefits,
                              with Fund Information

                          Year ended December 31, 1998




                                                                                    FIDELITY
                                                                                   RETIREMENT                      FIDELITY
                                                  GILLETTE                         GOVERNMENT                        U.S.
                                                  COMPANY           FIXED            MONEY         FIDELITY         EQUITY
                                                   STOCK            INCOME           MARKET        MAGELLAN         INDEX
                                                    FUND             FUND          PORTFOLIO         FUND         PORTFOLIO
                                                    ----             ----          ---------         ----         ---------
Additions to net asset attributed to:
    Net investment income from the
       Savings Plan Trust                       $  (140,866)        147,521           7,594         244,652         732,224
    Contributions:
          Employee contributions                    241,327          88,837          10,482         106,115         102,963
          Employer contributions                     68,332          28,360           3,160          29,611          24,705
                                                -----------       ---------         -------       ---------       ---------
                      Total additions               168,793         264,718          21,236         380,378         859,892

Deductions from net assets attributed to:
    Benefit payments                                (27,043)        (26,793)           (733)        (11,373)        (54,771)
    Forfeitures                                      (2,419)           (209)             --            (716)           (284)
                                                -----------       ---------         -------       ---------       ---------
                      Total deductions              (29,462)        (27,002)           (733)        (12,089)        (55,055)

Net increase prior to interfund transfers           139,331         237,716          20,503         368,289         804,837

Net transfers in (out):
    Loans issued                                    (43,709)        (29,741)         (1,021)        (23,877)        (17,920)
    Loans repaid                                     37,917          19,335             997          14,491          16,519
    Other transfers                                  82,451         (18,511)        (29,970)        (34,235)        (69,617)
                                                -----------       ---------         -------       ---------       ---------
                                                     76,659         (28,917)        (29,994)        (43,621)        (71,018)

                      Net increase(decrease)        215,990         208,799          (9,491)        324,668         733,819

Net assets available for plan benefits:
    Beginning of year                             2,285,861       2,260,884          75,832         684,402       2,582,529
                                                -----------       ---------         -------       ---------       ---------

    End of year                                 $ 2,501,851       2,469,683          66,341       1,009,070       3,316,348
                                                ===========       =========         =======       =========       =========

                                                                                              FIDELITY
                                               FIDELITY        FIDELITY        FIDELITY        GROWTH         INVESCO
                                                GROWTH         EMERGING       DIVERSIFIED        &             TOTAL
                                               COMPANY          MARKETS      INTERNATIONAL     INCOME          RETURN
                                                 FUND            FUND            FUND           FUND            FUND
                                                 ----            ----            ----           ----            ----
Additions to net asset attributed to:
    Net investment income from the
       Savings Plan Trust                      119,255            (776)          2,804         42,381         116,787
    Contributions:
          Employee contributions                56,266             703           3,164         14,425          55,350
          Employer contributions                15,034             145             585          3,367          15,763
                                               -------          ------          ------        -------         -------
                      Total additions          190,555              72           6,553         60,173         187,900

Deductions from net assets attributed to:
    Benefit payments                              (686)             --              --             --          (6,081)
    Forfeitures                                   (173)             --              --             --            (206)
                                               -------          ------          ------        -------         -------
                      Total deductions            (859)             --              --             --          (6,287)

Net increase prior to interfund transfers      189,696              72           6,553         60,173         181,613

Net transfers in (out):
    Loans issued                               (19,014)           (291)             --             --          (5,318)
    Loans repaid                                 7,871             700              --             --           5,144
    Other transfers                              1,521          (1,987)         13,548         88,292         (36,784)
                                               -------          ------          ------        -------         -------
                                                (9,622)         (1,578)         13,548         88,292         (36,958)

                      Net increase(decrease)   180,074          (1,506)         20,101        148,465         144,655

Net assets available for plan benefits:
    Beginning of year                          410,996           5,298          23,795         99,491         829,771
                                               -------          ------          ------        -------         -------

    End of year                                591,070           3,792          43,896        247,956         974,426
                                               =======          ======          ======        =======         =======

                                              FIDELITY
                                                U.S.
                                                BOND        PARTICIPANT
                                                INDEX          LOAN
                                                FUND           FUND           TOTAL
                                                ----           ----           -----
Additions to net asset attributed to:
    Net investment income from the
       Savings Plan Trust                       3,383              --       1,274,959
    Contributions:
          Employee contributions                7,599              --         687,231
          Employer contributions                1,971              --         191,033
                                               ------        --------      ----------
                      Total additions          12,953              --       2,153,223

Deductions from net assets attributed to:
    Benefit payments                           (1,159)        (10,804)       (139,443)
    Forfeitures                                  (109)             --          (4,116)
                                               ------        --------      ----------
                      Total deductions         (1,268)        (10,804)       (143,559)

Net increase prior to interfund transfers      11,685         (10,804)      2,009,664

Net transfers in (out):
    Loans issued                               (1,642)        142,533              --
    Loans repaid                                1,789        (104,763)             --
    Other transfers                             5,292              --              --
                                               ------        --------      ----------
                                                5,439          37,770              --

                      Net increase(decrease)   17,124          26,966       2,009,664

Net assets available for plan benefits:
    Beginning of year                          32,845         198,814       9,490,518
                                               ------        --------      ----------

    End of year                                49,969         225,780      11,500,182
                                               ======        ========      ==========


See accompanying notes to financial statements.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

        Statements of Changes in Net Assets Available for Plan Benefits,
                       with Fund Information - Continued

                          Year ended December 31, 1997



                                                                                                   FIDELITY
                                                                                                  RETIREMENT
                                                 GILLETTE          FIDELITY                       GOVERNMENT
                                                 COMPANY         INTERMEDIATE      FIXED             MONEY        FIDELITY
                                                  STOCK              BOND          INCOME           MARKET        MAGELLAN
                                                   FUND              FUND           FUND           PORTFOLIO        FUND
                                               -----------         -------       ---------          ------         -------
Additions to net asset attributed to:
    Net investment income from the
       Savings Plan Trust                      $   492,089             167         144,167           3,252         122,921
    Contributions:
          Employee contributions                   251,531              --          94,550          13,767         125,437
          Employer contributions                    71,732              --          28,931           3,689          34,366
                                               -----------         -------       ---------          ------         -------
                     Total additions               815,352             167         267,648          20,708         282,724

Deductions from net assets attributed to:
    Benefit payments                                (8,070)             --         (39,309)           (211)         (1,566)
    Forfeitures                                       (666)             --            (104)            (69)             --
                                               -----------         -------       ---------          ------         -------
                     Total deductions               (8,736)             --         (39,413)           (280)         (1,566)

Net increase prior to interfund transfers          806,616             167         228,235          20,428         281,158

Net transfers in (out):
    Loans issued                                   (60,907)           (237)        (14,513)         (1,063)        (17,623)
    Loans repaid                                    19,412              --          13,490             165          13,495
    Other transfers                                132,687         (10,142)       (176,147)         39,745           2,835
                                               -----------         -------       ---------          ------         -------
                                                    91,192         (10,379)       (177,170)         38,847          (1,293)

                     Net increase(decrease)        897,808         (10,212)         51,065          59,275         279,865

Net assets available for plan benefits:
    Beginning of year                            1,388,053          10,212       2,209,819          16,557         404,537
                                               -----------         -------       ---------          ------         -------

    End of year                                $ 2,285,861              --       2,260,884          75,832         684,402
                                               ===========         =======       =========          ======         =======

                                                               FIDELITY
                                                                 U.S.           FIDELITY        FIDELITY        FIDELITY
                                               FIDELITY         EQUITY           GROWTH         EMERGING       DIVERSIFIED
                                               BALANCED         INDEX           COMPANY          MARKETS      INTERNATIONAL
                                                 FUND         PORTFOLIO           FUND            FUND            FUND
                                               --------       ---------         -------          ------          ------
Additions to net asset attributed to:
    Net investment income from the
       Savings Plan Trust                        66,259         612,450          54,733          (3,132)          1,616
    Contributions:
          Employee contributions                     --          89,540          67,735           3,215           1,508
          Employer contributions                     --          22,443          17,502             865             319
                                               --------       ---------         -------          ------          ------
                     Total additions             66,259         724,433         139,970             948           3,443

Deductions from net assets attributed to:
    Benefit payments                             (8,231)         (6,680)         (6,855)             --              --
    Forfeitures                                      --              --             (86)             --              --
                                               --------       ---------         -------          ------          ------
                     Total deductions            (8,231)         (6,680)         (6,941)             --              --

Net increase prior to interfund transfers        58,028         717,753         133,029             948           3,443

Net transfers in (out):
    Loans issued                                 (2,172)        (13,494)         (6,386)             --              --
    Loans repaid                                     --           4,886           2,408              --              --
    Other transfers                            (927,373)        131,219          23,985           4,350          20,352
                                               --------       ---------         -------          ------          ------
                                               (929,545)        122,611          20,007           4,350          20,352

                     Net increase(decrease)    (871,517)        840,364         153,036           5,298          23,795

Net assets available for plan benefits:
    Beginning of year                           871,517       1,742,165         257,960              --              --
                                               --------       ---------         -------          ------          ------

    End of year                                      --       2,582,529         410,996           5,298          23,795
                                               ========       =========         =======          ======          ======

                                                FIDELITY                        FIDELITY
                                                 GROWTH         INVESCO           U.S.
                                                    &            TOTAL            BOND        PARTICIPANT
                                                 INCOME          RETURN           INDEX           LOAN
                                                  FUND            FUND            FUND            FUND          TOTAL
                                                 ------         -------          ------         -------       ---------
Additions to net asset attributed to:
    Net investment income from the
       Savings Plan Trust                        13,250         102,039           1,690              --       1,611,501
    Contributions:
          Employee contributions                  7,937          65,143          11,865              --         732,228
          Employer contributions                  1,836          17,745           2,898              --         202,326
                                                 ------         -------          ------         -------       ---------
                     Total additions             23,023         184,927          16,453              --       2,546,055

Deductions from net assets attributed to:
    Benefit payments                                 --          (9,740)             --          (2,659)        (83,321)
    Forfeitures                                      --              --              --              --            (925)
                                                 ------         -------          ------         -------       ---------
                     Total deductions                --          (9,740)             --          (2,659)        (84,246)

Net increase prior to interfund transfers        23,023         175,187          16,453          (2,659)      2,461,809

Net transfers in (out):
    Loans issued                                 (2,182)        (11,724)         (1,157)        131,458              --
    Loans repaid                                     --           3,914             104         (57,874)             --
    Other transfers                              78,650         662,394          17,445              --              --
                                                 ------         -------          ------         -------       ---------
                                                 76,468         654,584          16,392          73,584              --

                     Net increase(decrease)      99,491         829,771          32,845          70,925       2,461,809

Net assets available for plan benefits:
    Beginning of year                                --              --              --         127,889       7,028,709
                                                 ------         -------          ------         -------       ---------

    End of year                                  99,491         829,771          32,845         198,814       9,490,518
                                                 ======         =======          ======         =======       =========



See accompanying notes to financial statements.

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(1)    DESCRIPTION OF THE PLAN

       The following brief description of The Gillette Company Savings Plan for Arrow Park Employees (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

       (a)    GENERAL

              The Plan became effective on July 1, 1988 and is a contributory defined contribution plan covering all eligible employees of the Arrow Park facility of The Gillette Company's Stationary Products Group who are covered by a collective bargaining agreement and who have completed six full months of employment. The Plan was amended and restated in its entirety effective January 1, 1996 and The Gillette Company (the "Company") assumed sponsorship and administration of the Plan as of such date. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

       (b)    CONTRIBUTIONS

              Participants may elect to contribute in whole percentage increments up to 17% of their annual base compensation. The Company will make matching contributions on behalf of a participant equal to 50% of the participant's contribution up to 6% of the participants' annual compensation.

       (c)    VESTING

              Participants immediately vest in their own contributions and actual earnings thereon. Vesting in company contributions occurs at a rate of 25% per year of service with full vesting after four years of service, upon attainment of age 65, or termination of employment due to death or disability. Nonvested Company contributions will be forfeited by participants who terminate employment and will be used to reduce future Company matching contributions.

       (d)    PARTICIPANTS' ACCOUNTS

              A separate account is established for each participant at the time of enrollment in the Plan. The balance in each account is invested in accordance with the directions given by the participant in one or more of the Plan's investment fund offerings. A participant may direct employee contributions in any of the following 11 investment options:

              -      Gillette Company Stock Fund

                     Invests primarily in shares of The Gillette Company common stock.

              -      Fixed Income Fund

                     Seeks to preserve principal as well as generate interest income through investment in high quality short and intermediate term investment contracts as well as other instruments issued by insurance companies and banks.



                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



              -      Fidelity Retirement Government Money Market Portfolio

                     Seeks to keep invested principal stable while generating current interest or income by investing in high quality money market instruments issued or guaranteed by the U.S. government or its agencies.

              -      Fidelity Magellan Fund

                     Seeks long-term capital appreciation by investing primarily in common stocks and other securities of all types of domestic and international companies in all industries.

              -      Fidelity U.S. Equity Index Portfolio

                     Seeks to provide investment results that correspond to a recognized index of stock market performance, and invests primarily in the common stocks of the companies that make up the designated stock index.

              -      Fidelity Growth Company Fund

                     Seeks long-term capital appreciation by investing primarily in securities of domestic and foreign growth-oriented companies.

              -      INVESCO Total Return Fund

                     Seeks to provide high total return through capital growth and current income by investing in stocks and in fixed and variable income securities.

              -      Fidelity Diversified International

                     Seeks capital growth by investing primarily in equity securities of companies located outside the U.S. Seeks stocks that are undervalued compared to industry norms in their countries.

              -      Fidelity U.S. Bond Index Fund

                     Invests in investment grade (medium to high quality) or above with maturities of at least one year.

              -      Fidelity Growth & Income

                     Seeks high total return through a combination of current income and capital appreciation. Invests primarily in U.S. and foreign stocks.

              -      Fidelity Emerging Markets Fund

                     Seeks capital appreciation from emerging markets around the world.

              Each of the Funds may also hold a portion of its assets in short-term investments in order to meet liquidity needs for transfers, loans, and withdrawals.


                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       (e)    PARTICIPANT LOANS

              The maximum loan available to each participant is the lesser of
              (1) $50,000 reduced by the highest outstanding loan balance due from the participant during the preceding twelve months, or (2) 50% of the participant's vested account balance, reduced by the current outstanding loan balance due from the participant. The minimum loan amount available to participants is $500. Each loan shall bear interest at a rate determined by the Savings Plan Committee. A participant must make a payment of principal and interest to the Plan on at least a quarterly basis. Repayment of the loan must be made over a period not to exceed five years.

       (f)    PLAN EARNINGS

              As of the close of each business day, the Plan trustee is responsible for determining the fair market value of each of the investment options, which would include all accrued earnings. The increase or decrease in the fair market value of each investment fund since the preceding business day is allocated among the participant accounts invested in each fund based on the proportionate number of shares or units of the fund held by each participant at the close of the preceding business day.

       (g)    BENEFIT PAYMENTS

              Upon termination of employment, the participant or his or her surviving spouse or beneficiary, will receive a lump sum distribution of the participant's vested account balance, or if the account balance exceeds $5,000 at such time, he/she may elect to defer payment.

              Early withdrawals may also be made in the event of financial hardship and other circumstances, based upon special guidelines detailed in the Plan documents.


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       (a)    BASIS OF ACCOUNTING

              The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

              The accompanying financial statements are presented on the accrual basis of accounting. Benefits payable at year end are not accrued for as they are considered to be a component of the net assets available for plan benefits.

       (b)    INVESTMENTS

              Investments are allocations of the assets of The Gillette Company Master Savings Plan Trust ("Savings Plan Trust") based upon the proportionate interest of the Plan in the trust.


                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



              Investments of the trust are stated at fair value, which for shares of Company stock held in the trust is defined as the composite closing price of the stock on the New York Stock Exchange. Guaranteed investment contracts and synthetic investment contracts are valued at contract value. The fair value for all other investments are determined daily by the trustee on a per share basis using security prices quoted on national exchanges, and amortized cost in the case of any short-term and money market securities held. Participant notes receivable are valued at cost, which approximates fair value.

              Security transactions received prior to 4:00 p.m. Eastern time by Fidelity are recognized on that business day. Transactions received after 4:00 p.m. Eastern time are valued as of the next business day. Interest income is recorded on the accrual basis and dividend income is recorded on the ex-dividend date.

              Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.

              The Savings Plan Trust's investments in guaranteed and synthetic investment contracts are valued at contract value which approximates fair value. Contract value represents contributions made under the contract plus interest at the contract rate. The crediting interest rate is variable for the synthetic contracts and is reset quarterly based upon the fair value of the underlying securities. The crediting interest rate is fixed for guaranteed contracts. The average yield for the year ended December 31, 1998 is 6.40% and the crediting interest rate as of December 31, 1998 is 6.19% for these investment contracts.

       (c)    PAYMENT OF BENEFITS

              Benefits are recorded when paid.


(3)    FUNDING POLICY

       The Company's funding policy is to make contributions to the Plan in accordance with the manner described in note 1.


(4)    PLAN TERMINATION

       Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested in their accounts.


(5)    INVESTMENTS

       Investments of the Plan are held in trust by Fidelity Management Trust Company. The Plans participating in the Savings Plan Trust are The Gillette Company Employees' Savings Plan and The Gillette Company Savings Plan for Arrow Park Employees. Trust income is allocated ratably between the plans in accordance with the assets of each Plan invested in the trust.


                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       The net assets of the Savings Plan Trust at December 31, 1998 and 1997 are as follows:

                                                                            1998               1997
                                                                       --------------     -------------
       Investments, at fair value:
          Marketable securities:
              Gillette common stock                                    $1,421,628,142     1,551,947,454
          Registered investment companies:
              Fidelity Short-Term Investment Fund                          54,284,783        23,695,057
              Fidelity Retirement Government Money Market Portfolio        22,247,679        10,344,002
              Fidelity Magellan Fund                                      104,133,549        46,585,401
              Fidelity U.S. Equity Index Portfolio                        188,119,328        91,919,213
              Fidelity Growth Company Fund                                 47,723,974        41,787,957
              Fidelity Emerging Markets Fund                                  869,866         1,220,995
              Fidelity Diversified International Fund                      16,836,592         6,256,456
              Fidelity Growth & Income Fund                                35,977,890        21,222,508
              INVESCO Total Return Fund                                    66,763,014        24,955,015
              Fidelity U.S. Bond Index Fund                                17,783,501        10,760,825
          Investment contracts                                            330,165,797       312,826,658
          Participant loans                                                33,652,383        29,104,490
                                                                       --------------     -------------

                      Total investments                                 2,340,186,498     2,172,626,031

       Receivable from Duracell Inc. Thrift Plan                            2,890,395                --
                                                                       --------------     -------------

                      Total investment and net assets                  $2,343,076,893     2,172,626,031
                                                                       ==============     =============

       Assets allocated to The Gillette Company Employees'
          Savings Plan                                                 $2,331,576,711     2,163,135,513

       Assets allocated to The Gillette Company Savings Plan
          for Arrow Park Employees                                     $   11,500,182         9,490,518
                                                                       ==============     =============


                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



       The statements of change in net assets of the Savings Plan Trust for the years ended December 31, 1998 and 1997 are as follows:

                                                                                       1998                 1997
                                                                                 ---------------       -------------
           Employee contributions                                                $    50,400,338          47,855,615
           Employer contributions                                                     18,776,685          17,683,710
           Investment income:
                Net appreciation (depreciation) on fair value of investments:
                      Gillette common stock                                          (68,234,619)        368,245,796
                      Fidelity Intermediate Bond Fund                                         --             (89,828)
                      Fidelity Magellan Fund                                          12,773,190           5,830,143
                      Fidelity Balanced Fund                                                  --           1,100,411
                      Fidelity U.S. Equity Index Portfolio                            24,256,268          19,620,590
                      Fidelity Growth Company Fund                                     7,200,486           2,204,172
                      Fidelity Emerging Markets Fund                                    (745,082)           (881,794)
                      Fidelity Diversified International Fund                            476,479             246,019
                      Fidelity Growth & Income Fund                                    5,136,757           2,048,113
                      INVESCO Total Return Fund                                        1,974,014           2,287,046
                      Fidelity U.S. Bond Index Fund                                      294,579             315,599

                Dividends                                                             28,572,861          24,656,455
                Interest                                                              23,120,340          22,065,612
                                                                                 ---------------       -------------
                             Net investment income                                    34,825,273         447,648,334

           Transferred from Duracell Inc. Thrift Plan                                235,469,789                  --
                                                                                 ---------------       -------------

                             Total additions                                         339,472,085         513,187,659

           Benefit payments                                                          168,845,644         130,062,739
           Forfeitures                                                                   175,579             120,990
                                                                                 ---------------       -------------
                             Total deductions                                        169,021,223         130,183,729
                                                                                 ---------------       -------------

                             Net increase                                            170,450,862         383,003,930

           Net assets:
                Beginning of year                                                  2,172,626,031       1,789,622,101
                                                                                 ---------------       -------------

                End of year                                                      $ 2,343,076,893       2,172,626,031
                                                                                 ===============       =============


(6)    ADMINISTRATIVE EXPENSES

       The Company bears administrative costs of maintaining the Plan and investment expenses associated with the Fixed Income Fund and The Gillette Company Stock Fund. Investment expenses associated with the Fidelity funds offered as investment options under the Plan are deducted from the assets of each of those funds.


                                                                     (Continued)

                        THE GILLETTE COMPANY SAVINGS PLAN
                            FOR ARROW PARK EMPLOYEES

                          Notes to Financial Statements

                           December 31, 1998 and 1997



(7)    INCOME TAXES

       A favorable tax determination letter was received from the Internal Revenue Service on April 18, 1996 stating that the existing Plan and its underlying trust qualified under section 401(a) of the Internal Revenue Code of 1986 (the "Code") as a profit sharing plan, and is exempt from federal income taxes. Further, the features of the Plan relating to tax deferred savings qualified under section 401(k) of the Code. In the opinion of the Plan administrator and the Plan's tax advisor, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the Internal Revenue Code.